

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

William Coleman Smith
Chief Executive Officer
GZ6G Technologies Corp.
8925 West Post Road, Suite 102
Las Vegas, Nevada 89148

> **Re: GZ6G Technologies Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 18, 2022**
> **File No. 333-262329**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1; however, your disclosure on page 3 is inconsistent with the disclosure in your use of proceeds section. Specifically, you disclose in the use of proceeds section that you will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, but on page 3 you disclose that the company will receive $10 million in gross proceeds if all shares offered are purchased. Further, your disclosures in the registration statement are inconsistent regarding whether you are offering the warrants to purchase common stock or the common stock underlying the warrants. Please revise or advise.

General

2. Please refer to prior comment 2. Please clarify why you believe the registration of the common stock underlying the warrants, in addition to the warrants, is not required given that the warrants are exercisable immediately. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

3. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulaton S-X.

    You may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Sharon D. Mitchell